Exhibit 99.1

KNOT Offshore Partners LP Announces 2025 Annual Meeting and Nomination of Pernille Østensjø to Serve as an Independent Director

October 27, 2025

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (NYSE:KNOP) (“KNOP” or the “Partnership”) advises that its 2025 Annual Meeting will be held on December 15, 2025. The record date for voting at the Annual Meeting is set to November 6, 2025. The notice, agenda and associated material will be distributed prior to the meeting.

The 2025 Annual Meeting will be held at 2 Queen’s Cross, Aberdeen AB15 4YB, United Kingdom at 4:00 pm UK time.

Additionally, the Board of Directors of KNOP (the “Board”) announces its nomination of Ms. Pernille Østensjø to serve as an Independent Director of the Board, subject to a vote by the Partnership’s unitholders at the Annual Meeting.

Ms. Østensjø currently serves as a senior advisor at the Norwegian Agency for Development Cooperation (“NORAD”), focused on investments in and development of energy resources and sustainable development. Previously, she served as a managing director at OMP Capital AS, a former portfolio company of leading energy investor HitecVision, in which role she was responsible for the analysis of potential investments and oversight of existing investments in a portfolio of listed and private companies related to the energy sector. Before that, she worked as a first vice president at Export Finance Norway and at The Norwegian Export Credit Guarantee Agency, in both cases covering renewable energy, and as a senior client executive overseeing large corporates at Danske Bank. Prior to that time, Ms. Østensjø served as the Chief Financial Officer for Tschudi & Eitzen Shipping Company, on the Board of Directors of Tschudi Offshore and Towing, and at various roles across the UMOE Group, both in Norway and abroad. She began her career as an auditor and worked for KPMG.

Trygve Seglem, Chairman of KNOP’s Board of Directors, commented:

“We are nominating Pernille to serve as an Independent Director because of her wealth of experience in financial management, equity and credit investment in companies across the energy sector, and board-level oversight in both the maritime and energy sectors. We believe that, if elected, Pernille will provide a strong, independent voice to our well-rounded, majority-independent Board.

On behalf of the entire Board, I would also like extend my appreciation to Hans Petter Aas, who has announced his intention to retire from the Board upon expiry of his current term of office. Hans Petter’s contribution and impact on KNOP cannot be overstated – his has been a key voice in guiding the Partnership throughout its history.”

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Forward looking statements

This press release includes statements that may constitute forward-looking statements concerning future events including statements regarding the potential election of Ms. Østensjø. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the Annual Report on Form 20-F and subsequent Reports on Form 6-K filed by the Partnership with SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

KNOT Offshore Partners LP

Derek Lowe

Chief Executive Officer and Chief Financial Officer

Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP